UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 000-12713

NEC Corporation

(Translation of registrant’s name into English)

7-1, Shiba 5-chome

Minato-ku, Tokyo 108-8001

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 29, 2021

NEC Corporation

By:	/s/ Tetsuo Mukunoki
Name:	Tetsuo Mukunoki
Title:	General Manager, Legal Division

Condensed Interim Consolidated Financial Statements

for the Nine-Month Period Ended December 31, 2020

1.	Overview of Business Results

NEC has revised its operating segments from the fiscal year ending March 31, 2021. Figures for the corresponding period of the previous fiscal year have been restated to conform to the new segments.

“Adjusted operating profit (loss)” is an indicator for measuring underlying profitability in order to clarify the contribution of acquired companies to the NEC Group’s overall earnings. It is measured by deducting amortization of intangible assets recognized as a result of M&A and expenses for acquisition of companies (financial advisory fees and other fees) from operating profit (loss). Also, “Adjusted net profit (loss) attributable to owners of the parent” is an indicator for measuring underlying profitability attributable to owners of the parent. It is measured by deducting adjustment items of operating profit (loss) and corresponding amounts of tax and non-controlling interests from net profit (loss) attributable to owners of the parent.

(1) Overview of Operating Results

The world economy and the Japanese economy during the nine-month period ended December 31, 2020 both deteriorated significantly during the first quarter of the fiscal year ending March 31, 2021, due to the effects of restrictions on personal movement and suspension of sales and production activities due to the global pandemic of new coronavirus (“COVID-19”). Although the economy picked up slightly after the second quarter of the fiscal year ending March 31, 2021, the economy remained slow.

Under this business environment, the NEC Group recorded consolidated revenue of 2,044.4 billion JPY for the nine-month period ended December 31, 2020, a decrease of 131.2 billion JPY (-6.0%) year-on-year. This decrease was mainly due to decreased revenue in the Enterprise business, the Public Solutions business and the Global business, despite increased revenue in the Network Services business.

Regarding profitability, operating profit improved by 4.5 billion JPY year-on-year, to an operating profit of 82.4 billion JPY, mainly due to improvement in selling, general and administrative expenses from expenditure efficiency, in addition to improvement in other operating income from gain on sales of land and gain on sales of subsidiaries, despite decreased revenue. Adjusted operating profit improved by 6.4 billion JPY year-on-year, to an adjusted operating profit of 97.0 billion JPY.

Profit before income taxes was a profit of 85.8 billion JPY, a year-on-year improvement of 6.9 billion JPY, mainly due to improved operating profit.

Net profit attributable to owners of the parent was a profit of 54.5 billion JPY, an improvement of 5.3 billion JPY year-on-year. This was primarily due to improved profit before income taxes. Adjusted net profit attributable to owners of the parent improved by 6.8 billion JPY year-on-year, to an adjusted net profit attributable to owners of the parent of 63.7 billion JPY.

Segment results are as follows, and revenue by segment is revenue from external customers.

a.	Public Solutions Business

In the Public Solutions business, revenue was 274.2 billion JPY, a decrease of 41.8 billion JPY (-13.2%) year-on-year, mainly due to decreased sales in sectors that include healthcare and regional industries, as well as reduced renewal demand for business PCs.

Adjusted operating profit (loss) worsened by 6.5 billion JPY year-on-year, to an adjusted operating profit of 11.4 billion JPY, mainly due to decreased sales.

b.	Public Infrastructure Business

In the Public Infrastructure business, revenue was 460.5 billion JPY, a decrease of 4.7 billion JPY (-1.0%) year-on-year, mainly due to decreased sales at consolidated subsidiaries, despite increased sales in the government sector mainly from PCs for educational institutions on the back of the Japanese government’s GIGA school initiative.

Adjusted operating profit (loss) worsened by 7.1 billion JPY year-on-year, to an adjusted operating profit of 35.3 billion JPY, due to decreased profit at consolidated subsidiaries, despite increased profit in the government sector due to increased sales.

c.	Enterprise Business

In the Enterprise business, revenue was 354.4 billion JPY, a decrease of 54.7 billion JPY (-13.4%) year-on-year, mainly due to reduced IT investments in the manufacturing, retail and service sectors, in addition to decreased sales of large-scale projects as compared with the corresponding period of the previous year and reduced renewal demand for business PCs.

Adjusted operating profit (loss) worsened by 10.1 billion JPY year-on-year, to an adjusted operating profit of 26.2 billion JPY, mainly due to decreased sales.

d.	Network Services Business

In the Network Services business, revenue was 365.8 billion JPY, an increase of 43.1 billion JPY (+13.4%) year-on-year, mainly due to an increase in sales in the mobile network domain and fixed network domain on the back of 5G adoption by telecom operators.

Adjusted operating profit (loss) improved by 6.1 billion JPY year-on-year, to an adjusted operating profit of 19.9 billion JPY, mainly due to increased sales.

e.	Global Business

In the Global business, revenue was 325.2 billion JPY, a decrease of 41.1 billion JPY (-11.2%) year-on-year, mainly due to decreased sales in the display and the de-consolidation of subsidiaries in the display and decreased sales in wireless backhaul area, in addition to the termination of part of KMD’s business, which was expected from the time of its acquisition, despite increased sales of submarine systems.

Adjusted operating profit (loss) improved by 6.5 billion JPY year-on-year, to an adjusted operating profit of 8.1 billion JPY, mainly due to gain on the sale of shares of subsidiaries, in addition to improved profitability in the business for service providers and increased sales of submarine systems.

f.	Others

In the Others, revenue was 264.4 billion JPY, a decrease of 32.0 billion JPY (-10.8%) year-on-year.

Adjusted operating profit (loss) worsened by 13.5 billion JPY year-on-year, to an adjusted operating profit of 9.6 billion JPY.

Total assets were 3,343.9 billion JPY as of December 31, 2020, an increase of 220.6 billion JPY as compared with the end of the previous fiscal year. Current assets as of December 31, 2020 decreased by 67.1 billion JPY compared with the end of the previous fiscal year to 1,631.8 billion JPY, mainly due to the collection of trade and other receivables, despite increased inventories. Non-current assets as of December 31, 2020 increased by 287.7 billion JPY compared with the end of the previous fiscal year to 1,712.1 billion JPY. This was mainly due to an increase in goodwill resulting from the acquisition of Avaloq Group and an increase in other financial assets resulting from the rising market value of equity securities.

Total liabilities as of December 31, 2020 increased by 79.5 billion JPY compared with the end of the previous fiscal year to 2,088.2 billion JPY. This was mainly due to an increase in interest-bearing debt from issuance of commercial paper and long-term borrowings, despite a decrease in trade and other payables from the payment of materials cost. The balance of interest-bearing debt amounted to 833.6 billion JPY, an increase of 158.2 billion JPY as compared with the end of the previous fiscal year. The debt-equity ratio as of December 31, 2020 was 0.79 (a worsening of 0.05 points as compared with the end of the previous fiscal year). The balance of net interest-bearing debt as of December 31, 2020, calculated by offsetting the balance of interest-bearing debt with the balance of cash and cash equivalents, amounted to 465.9 billion JPY, an increase of 149.7 billion JPY as compared with the end of the previous fiscal year. The net debt-equity ratio as of December 31, 2020 was 0.44 (a worsening of 0.09 points as compared with the end of the previous fiscal year).

Total equity was 1,255.7 billion JPY as of December 31, 2020, an increase of 141.1 billion JPY as compared with the end of the previous fiscal year, mainly due to the execution of issuance of new shares by way of third-party allotment to Nippon Telegraph and Telephone Corporation (“NTT Corporation”), the increase in other components of equity resulting from the rising market value of equity securities, and the recognition of net profit for the nine-month period ended December 31, 2020, despite payment of dividends.

As a result, total equity attributable to owners of the parent (total equity less non-controlling interests) as of December 31, 2020 was 1,049.4 billion JPY, and the ratio of equity attributable to owners of the parent was 31.4% (an improvement of 2.2 points as compared with the end of the previous fiscal year).

(2) Overview of Cash Flows

Net cash inflows from operating activities for the nine-month period ended December 31, 2020 were 86.6 billion JPY, a year-on-year worsening of 25.6 billion JPY, mainly due to an increase in the amount of reclassification to cash flows from investing activities such as gain on sales of land, despite improved profit before income taxes and working capital.

Net cash outflows from investing activities for the nine-month period ended December 31, 2020 were 194.8 billion JPY, an increase of 131.8 billion JPY year-on-year, mainly due to the purchase of shares of newly consolidated subsidiaries resulting from the acquisition of Avaloq Group, despite an increase in proceeds from sales of property, plant and equipment.

As a result, free cash flows (the sum of cash flows from operating activities and investing activities) for the nine-month period ended December 31, 2020 totaled cash outflows of 108.2 billion JPY, a year-on-year worsening of 157.4 billion JPY.

Net cash flows from financing activities for the nine-month period ended December 31, 2020 totaled cash inflows of 112.7 billion JPY, mainly due to issuance of commercial paper, proceeds from issuance of common shares and proceeds from issuance of bonds, despite redemption of bonds, repayments of lease liabilities and dividends paid.

As a result, cash and cash equivalents as of December 31, 2020 amounted to 367.7 billion JPY, an increase of 8.5 billion JPY as compared with the end of the previous fiscal year.

2.	Condensed Interim Consolidated Financial Statements for the Nine-Month Period Ended December 31, 2020

(1) Condensed Interim Consolidated Statements of Financial Position as of March 31 and December 31, 2020

	JPY (millions)
	Notes	March 31, 2020	December 31, 2020
Assets
Current assets
Cash and cash equivalents	12	359,252	367,709
Trade and other receivables	12	737,484	526,618
Contract assets		247,625	348,149
Inventories		199,326	251,000
Other financial assets	12	5,584	6,240
Other current assets		108,436	132,102

Subtotal		1,657,707	1,631,818
Assets held for sale	6	41,210	—

Total current assets		1,698,917	1,631,818
Non-current assets
Property, plant and equipment, net		558,077	553,958
Goodwill		182,334	435,846
Intangible assets, net		199,093	206,548
Investments accounted for using the equity method		74,092	71,423
Other financial assets	12	219,326	265,649
Deferred tax assets		165,183	138,114
Other non-current assets		26,232	40,517

Total non-current assets		1,424,337	1,712,055

Total assets		3,123,254	3,343,873

	JPY (millions)
	Notes	March 31, 2020	December 31, 2020
Liabilities and equity
Liabilities
Current liabilities
Trade and other payables	12	460,881	406,619
Contract liabilities		195,152	228,526
Bonds and borrowings	12	154,992	176,898
Accruals	12	191,440	164,986
Lease liabilities		47,085	48,844
Other financial liabilities	12	14,995	15,329
Accrued income taxes		12,624	9,821
Provisions		59,412	48,554
Other current liabilities		55,153	57,350

Subtotal		1,191,734	1,156,927

Liabilities directly associated with assets held for sale	6	30,133	—

Total current liabilities		1,221,867	1,156,927
Non-current liabilities
Bonds and borrowings	12	364,828	492,501
Lease liabilities		108,514	115,374
Other financial liabilities	12	42,402	34,303
Net defined benefit liabilities		224,469	238,763
Provisions		12,369	19,058
Other non-current liabilities		34,282	31,288

Total non-current liabilities		786,864	931,287

Total liabilities		2,008,731	2,088,214
Equity
Share capital		397,199	427,831
Share premium		139,735	170,104
Retained earnings		436,361	469,590
Treasury shares		(4,157)	(1,562)
Other components of equity	7	(58,464)	(16,515)

Total equity attributable to owners of the parent		910,674	1,049,448
Non-controlling interests		203,849	206,211

Total equity		1,114,523	1,255,659

Total liabilities and equity		3,123,254	3,343,873

See accompanying notes to condensed interim consolidated financial statements.

(2) Condensed Interim Consolidated Statements of Profit or Loss and Comprehensive Income for the Nine-Month Period Ended December 31, 2019 and 2020

Condensed Interim Consolidated Statements of Profit or Loss for the Nine-Month Period Ended December 31, 2019 and 2020

	JPY (millions)
	Notes	2019	2020
Revenue	9	2,175,614	2,044,436
Cost of sales		1,555,165	1,473,264

Gross profit		620,449	571,172
Selling, general and administrative expenses		541,009	520,912
Other operating income (expenses)		(1,534)	32,115

Operating profit		77,906	82,375
Finance income	10	6,323	7,777
Finance costs	10	10,468	7,300
Share of profit of entities accounted for using the equity method		5,073	2,921

Profit before income taxes		78,834	85,773
Income taxes		23,435	25,215

Net profit		55,399	60,558

Net profit attributable to:
Owners of the parent		49,196	54,536
Non-controlling interests		6,203	6,022

Total		55,399	60,558

Earnings per share attributable to owners of the parent:
Basic earnings per share (JPY)	11	189.46	204.02
Diluted earnings per share (JPY)	11	189.46	204.02

See accompanying notes to condensed interim consolidated financial statements.

Condensed Interim Consolidated Statements of Comprehensive Income for the Nine-Month Period Ended December 31, 2019 and 2020

	JPY (millions)
	Notes	2019	2020
Net profit		55,399	60,558
Other comprehensive income, net of tax
Items that will not be reclassified to profit or loss
Equity instruments designated as measured at fair value through other comprehensive income		1,884	32,284
Remeasurements of defined benefit plans		—	(2,122)
Share of other comprehensive income of entities accounted for using the equity method		43	90

Total items that will not be reclassified to profit or loss		1,927	30,252
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(3,399)	12,080
Cash flow hedges		70	1,340
Share of other comprehensive income of entities accounted for using the equity method		75	297

Total items that may be reclassified subsequently to profit or loss		(3,254)	13,717

Total other comprehensive income, net of tax		(1,327)	43,969

Total comprehensive income		54,072	104,527

Total comprehensive income attributable to:
Owners of the parent		49,052	96,485
Non-controlling interests		5,020	8,042

Total		54,072	104,527

Condensed Interim Consolidated Statements of Profit or Loss for the Three-Month Period Ended December 31, 2019 and 2020

	JPY (millions)
	Notes	2019	2020
Revenue		726,621	729,406
Cost of sales		512,897	512,950

Gross profit		213,724	216,456
Selling, general and administrative expenses		181,470	174,660
Other operating income (expenses)		(1,204)	20,606

Operating profit		31,050	62,402
Finance income		2,962	4,832
Finance costs		2,759	2,230
Share of profit of entities accounted for using the equity method		1,466	1,406

Profit before income taxes		32,719	66,410
Income taxes		10,140	19,166

Net profit		22,579	47,244

Net profit attributable to:
Owners of the parent		20,034	43,528
Non-controlling interests		2,545	3,716

Total		22,579	47,244

Earnings per share attributable to owners of the parent:
Basic earnings per share (JPY)	11	77.18	159.74
Diluted earnings per share (JPY)	11	77.17	159.74

See accompanying notes to condensed interim consolidated financial statements.

Condensed Interim Consolidated Statements of Comprehensive Income for the Three-Month Period Ended December 31, 2019 and 2020

	JPY (millions)
	Notes	2019	2020
Net profit		22,579	47,244
Other comprehensive income, net of tax
Items that will not be reclassified to profit or loss
Equity instruments designated as measured at fair value through other comprehensive income		7,354	16,029
Remeasurements of defined benefit plans		—	—
Share of other comprehensive income of entities accounted for using the equity method		37	(96)

Total items that will not be reclassified to profit or loss		7,391	15,933
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		12,867	7,096
Cash flow hedges		89	923
Share of other comprehensive income of entities accounted for using the equity method		235	258

Total items that may be reclassified subsequently to profit or loss		13,191	8,277

Total other comprehensive income, net of tax		20,582	24,210

Total comprehensive income		43,161	71,454

Total comprehensive income attributable to:
Owners of the parent		38,920	67,183
Non-controlling interests		4,241	4,271

Total		43,161	71,454

(3) Condensed Interim Consolidated Statements of Changes in Equity for the Nine-Month Period Ended December 31, 2019 and 2020

	JPY (millions)
		Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Notes	Share capital	Share premium	Retained earnings	Treasury shares	Other components of equity	Total
As of April 1, 2019		397,199	138,824	354,582	(3,547)	(28,119)	858,939	200,742	1,059,681

Net profit		—	—	49,196	—	—	49,196	6,203	55,399
Other comprehensive income		—	—	—	—	(144)	(144)	(1,183)	(1,327)

Comprehensive income		—	—	49,196	—	(144)	49,052	5,020	54,072
Purchase of treasury shares		—	—	—	(663)	—	(663)	—	(663)
Disposal of treasury shares		—	(0)	—	63	—	63	—	63
Cash dividends	8	—	—	(18,188)	—	—	(18,188)	(4,941)	(23,129)
Put option, written over shares held by a non-controlling interest shareholder		—	630	—	—	—	630	—	630
Changes in interests in subsidiaries		—	(25)	—	—	—	(25)	355	330

Total transactions with owners		—	605	(18,188)	(600)	—	(18,183)	(4,586)	(22,769)

As of December 31, 2019		397,199	139,429	385,590	(4,148)	(28,263)	889,807	201,176	1,090,983

	JPY (millions)
		Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Notes	Share capital	Share premium	Retained earnings	Treasury shares	Other components of equity	Total
As of April 1, 2020		397,199	139,735	436,361	(4,157)	(58,464)	910,674	203,849	1,114,523

Net profit		—	—	54,536	—	—	54,536	6,022	60,558
Other comprehensive income		—	—	—	—	41,949	41,949	2,020	43,969

Comprehensive income		—	—	54,536	—	41,949	96,485	8,042	104,527
Issuance of new shares		30,632	30,374	—	—	—	61,006	—	61,006
Purchase of treasury shares		—	—	—	(623)	—	(623)	—	(623)
Disposal of treasury shares		—	20	—	3,218	—	3,238	—	3,238
Cash dividends	8	—	—	(21,307)	—	—	(21,307)	(5,399)	(26,706)
Changes in interests in subsidiaries		—	(25)	—	—	—	(25)	(281)	(306)

Total transactions with owners		30,632	30,369	(21,307)	2,595	—	42,289	(5,680)	36,609

As of December 31, 2020		427,831	170,104	469,590	(1,562)	(16,515)	1,049,448	206,211	1,255,659

See accompanying notes to condensed interim consolidated financial statements.

(4) Condensed Interim Consolidated Statements of Cash Flows for the Nine-Month Period Ended December 31, 2019 and 2020

	JPY (millions)
	Notes	2019	2020
Cash flows from operating activities
Profit before income taxes		78,834	85,773
Depreciation and amortization		124,403	121,731
Impairment loss		3,674	337
(Decrease) in provisions		(11,821)	(14,304)
Finance income	10	(6,323)	(7,777)
Finance costs	10	10,468	7,300
Share of profit of entities accounted for using the equity method		(5,073)	(2,921)
Decrease in trade and other receivables		190,324	222,505
(Increase) in inventories		(78,545)	(47,680)
(Decrease) in trade and other payables		(26,116)	(48,697)
Other, net		(151,924)	(211,611)

Subtotal		127,901	104,656
Interest and dividends received		6,123	4,695
Interest paid		(6,912)	(6,136)
Income taxes paid		(14,934)	(16,605)

Net cash provided by operating activities		112,178	86,610
Cash flows from investing activities
Purchases of property, plant and equipment		(55,232)	(44,391)
Proceeds from sales of property, plant and equipment		4,376	40,890
Acquisitions of intangible assets		(11,266)	(7,012)
Purchase of equity instruments designated as measured at fair value through other comprehensive income		(1,538)	(2,614)
Proceeds from sales of equity instruments designated as measured at fair value through other comprehensive income		10,494	5,891
Purchase of shares of newly consolidated subsidiaries		(6,371)	(202,588)
Increase in cash flows resulting in change in scope of consolidation, net of consideration transferred		52	—
Proceeds from sales of subsidiaries		—	8,444
Disbursements for sales of shares of subsidiaries		(68)	(2,703)
Purchases of investments in associates or joint ventures		(376)	(210)
Proceeds from sales of investments in associates or joint ventures		2,098	8,177
Other, net		(5,134)	1,319

Net cash used in investing activities		(62,965)	(194,797)

	JPY (millions)
	Notes	2019	2020
Cash flows from financing activities
(Decrease) increase in short-term borrowings, net		(5,427)	83,990
Proceeds from long-term borrowings		35,844	97,100
Repayments of long-term borrowings		(41,781)	(42,066)
Proceeds from issuance of bonds		—	35,000
Redemption of bonds		—	(55,000)
Repayments of lease liabilities		(40,374)	(42,541)
Proceeds from issuance of new shares		—	60,893
Dividends paid	8	(18,124)	(21,209)
Dividends paid to non-controlling interests		(4,936)	(5,388)
Proceeds from disposal of treasury shares		63	3,238
Other, net		(39)	(1,272)

Net cash (used in) provided by financing activities		(74,774)	112,745

Effect of exchange rate changes on cash and cash equivalents		(1,365)	(262)

Net (decrease) increase in cash and cash equivalents		(26,926)	4,296

Cash and cash equivalents, at the beginning of the period		278,314	359,252

Increase in cash and cash equivalents resulting from transfer to assets held for sale	6	1,710	4,161

Cash and cash equivalents, at the end of the period		253,098	367,709

See accompanying notes to condensed interim consolidated financial statements.

Notes to Condensed Interim Consolidated Financial Statements

1.	Reporting Entity

NEC Corporation (the “Company”) is a public company incorporated in Japan. The NEC Group has five segments: Public Solutions business, Public Infrastructure business, Enterprise business, Network Services business, and Global business, all of which are operating segments. For further information regarding these businesses, see Note 5. “Segment Information.”

2.	Basis of Preparation

(1) Compliance with International Financial Reporting Standards

The Company’s condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The term “IFRS” also includes International Accounting Standards (“IAS”) and the related interpretations of the Standard Interpretations Committee (“SIC”) and IFRS Interpretations Committee (“IFRIC”). The Company’s condensed interim consolidated financial statements have been prepared in accordance with IAS 34.

(2) Approval of Financial Statements

The condensed interim consolidated financial statements were approved by Takashi Niino, Representative Director, President and CEO, and Takayuki Morita, Representative Director, Senior Executive Vice President and CFO, on January 29, 2021.

(3) Basis of Measurement

The condensed interim consolidated financial statements have been prepared on historical cost, except for the following important items.

•	Derivatives are measured at fair value.

•	Equity instruments measured at fair value through profit or loss and equity instruments designated as measured at fair value through other comprehensive income

•	Defined benefit asset or liability are recognized using the present value of defined benefit obligations, less the fair value of plan assets.

(4) Functional and Presentation Currency

The condensed interim consolidated financial statements are presented in Japanese yen (“JPY”), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million JPY, except when otherwise indicated.

3.	Significant Accounting Policies

Significant accounting policies adopted for the nine-month period ended December 31, 2020 are consistent with those applied for the previous fiscal year ended March 31, 2020. Income taxes for the nine-month period ended December 31, 2020 are calculated using reasonably estimated annual effective tax rate.

4.	Use of Accounting Estimates and Judgments

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make certain judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenues, and expenses. These estimates and assumptions may differ from the actual results.

These estimates and underlying assumptions are reviewed by management on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The judgments, estimates and assumptions including the impact of the COVID-19 pandemic made by management in the process of applying the accounting policies that have a material impact in the condensed interim consolidated financial statements for the nine-month period ended December 31, 2020 are principally consistent with those applied for the previous fiscal year ended March 31, 2020.

5.	Segment Information

(1) General information about reportable segments

The reportable segments of the NEC Group are determined from operating segments that are identified in terms of similarity of products, services and markets based on business, and are the businesses for which the NEC Group is able to obtain respective financial information separately, and the businesses are investigated periodically in order for the Board of Directors to conduct periodic investigation to determine distribution of management resources and evaluate their business results. The NEC Group has five reportable segments, which are Public Solutions, Public Infrastructure, Enterprise, Network Services, and Global businesses.

Descriptions of each reportable segment are as follows:

Public Solutions business mainly provides Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment, for Public, Healthcare, and Regional industries.

Public Infrastructure business mainly provides Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment, for Government, and Media industry.

Enterprise business mainly provides Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment, for Manufacturing, Retail, Services and Finance industries.

Network Services business mainly provides Network Infrastructure (Core Network, Mobile Phone Base Stations, Optical Transmission Systems, Routers / Switches) and Systems Integration (Systems Implementation, Consulting), and Services & Management (OSS/BSS, Service Solutions) for telecom market in Japan.

Global business mainly provides Safer Cities (Public Safety, Digital Government), Software Services for Service Providers (OSS/BSS), Network Infrastructure (Submarine Systems, Wireless Backhaul), System Devices (Displays, Projectors), and Energy Storage System.

Notes:

OSS: Operation Support System, BSS: Business Support System

(2) Basis of measurement for reportable segment revenue and segment profit or loss

Segment profit (loss) is measured by deducting amortization of intangible assets recognized as a result of M&A and expenses for acquisition of companies (financial advisory fees and other fees) from operating profit (loss).

Intersegment revenues are made at amount that approximates arm’s-length prices.

(3) Segment information on revenue, profit or loss by reportable segment

Segment information on revenue, profit or loss by reportable segment for the nine-month period ended December 31, 2019 and 2020, are as follows:

Nine-month period ended December 31, 2019

	JPY (millions)
	Reportable segments
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total	Others	Reconciling items	Consolidated total
Revenue:
External customers	315,977	465,187	409,080	322,725	366,240	1,879,209	296,405	—	2,175,614
Intersegment	10,851	3,303	33,287	6,927	388	54,756	9,464	(64,220)	—

Total	326,828	468,490	442,367	329,652	366,628	1,933,965	305,869	(64,220)	2,175,614

Segment profit (loss)	17,936	42,383	36,253	13,791	1,570	111,933	23,057	(44,342)	90,648

Amortization of acquisition-related intangible assets									(12,493)
M&A related expenses									(249)

Operating profit									77,906

Finance income									6,323
Finance costs									(10,468)
Share of profit of entities accounted for using the equity method									5,073

Profit before income taxes									78,834

Nine-month period ended December 31, 2020
	JPY (millions)
	Reportable segments
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total	Others	Reconciling items	Consolidated total
Revenue:
External customers	274,168	460,486	354,424	365,814	325,168	1,780,060	264,376	—	2,044,436
Intersegment	8,750	2,600	29,053	6,250	496	47,149	5,196	(52,345)	—

Total	282,918	463,086	383,477	372,064	325,664	1,827,209	269,572	(52,345)	2,044,436

Segment profit (loss)	11,433	35,314	26,175	19,919	8,071	100,912	9,565	(13,468)	97,009

Amortization of acquisition-related intangible assets									(13,744)
M&A related expenses									(890)

Operating profit									82,375

Finance income									7,777
Finance costs									(7,300)
Share of profit of entities accounted for using the equity method									2,921

Profit before income taxes									85,773

Notes:

“Others” mainly includes businesses such as business consulting and package solution services for the nine-month period ended December 31, 2019 and 2020.

“Reconciling items” in segment profit (loss) includes amounts not allocated to each reportable segment that consist principally of corporate expenses of 40,471 million JPY and 14,108 million JPY for the nine-month period ended December 31, 2019 and 2020, respectively. Corporate expenses are mainly general and administrative expenses and research and development expenses incurred at the headquarters of NEC. Also, these reconcilling items include the gain on sales of the land of Sagamihara Plant recorded during this third-quarter.

(4) Information about revising reportable segments

From the first quarter of the fiscal year ending March 31, 2021, the NEC Group’s descriptions of the reportable segments have been revised based on a new performance management system and a new organization structure effective as of April 1, 2020.

Under the former organization structure, among the products and services provided by each business unit to customers, products and services managed by other business units were recorded as revenue in the segment to which the business unit managing the products and services belonged. However, sales revenue of products and services are now recorded in the business unit providing products and services to customers.

Along with this, the “System Platform” segment is no longer an operating segment, and, excluding revenue recorded in other operating segments, revenue previously recorded in the “System Platform” segment, is now included in “Others”.

The NEC Group also made segment changes due to organizational reforms and changes in the management system of subsidiaries that have been implemented to accelerate business development related to digital transformation (DX) and strengthen business execution capabilities by integrating businesses with compatibility.

In connection with this revision, segment information for the nine-month period ended December 31, 2019 has been reclassified to conform to the presentation of the revised segments for the fiscal year ending March 31, 2021.

(5) Geographical information

Revenues from contract with customers by country or region for the nine-month period ended December 31, 2019 and 2020, are as follows:

	JPY (millions)
	2019	2020
Japan	1,618,842	1,534,134
North America and Latin America	124,059	95,503
Europe, Middle East, and Africa	169,788	158,586
China, East Asia, and Asia Pacific	262,925	256,213

Total	2,175,614	2,044,436

6.	Assets Held for Sale

Major components of assets held for sale and liabilities directly associated with assets held for sale as of March 31, 2020 are as follows:

	JPY (millions)
	March 31, 2020	December 31, 2020
Cash and cash equivalents	4,161	—
Trade and other receivables	12,349	—
Inventories	16,496	—
Other assets	8,204	—

Assets held for sale	41,210	—

	JPY (millions)
	March 31, 2020	December 31, 2020
Trade and other payables	11,786	—
Other liabilities	18,347	—

Liabilities directly associated with assets held for sale	30,133	—

Fiscal year ended March 31, 2020

The assets held for sale as of March 31, 2020, consisted of groups of assets and liabilities relating to two subsidiaries, NEC Display Solutions, Ltd. (“NDS”) and Showa Optronics Co., Ltd (“Showa Optronics”). NDS belonged to the “Global” segment, and the sale of its 66% share was scheduled to close by the end of 2020.

In addition, the assets and liabilities of Nippon Avionics Co., Ltd. (“Nippon Avionics”) were classified as a disposal group held for sale during the fiscal year ended March 31, 2020. As the Company completed the transfer of all of the common shares of Nippon Avionics through a cash tender offer on January 31, 2020, Nippon Avionics has been excluded from the scope of consolidation of the NEC Group.

Nine-month period ended December 31, 2020

There are no assets held for sale as of December 31, 2020.

Although NDS used to belong to the “Global” segment and was classified as an asset held for sale as of the end of the fiscal year ended March 31, 2020, it is no longer a subsidiary of the Company due to the completion of the transfer of its 66% share on November 1, 2020. Along with this transfer of stock, NDS changed its company name to Sharp NEC Display Solutions, Ltd., and became an associate of the Company. As the Company completed the transfer of all of the shares of Showa Optronics on June 1, 2020, Showa Optronics has been excluded from the scope of consolidation of the NEC Group. The assets and liabilities of NEC Financial Services, LLC (“NECFS”) and SINCERE Corporation (“SINCERE”) were classified as a disposal group held for sale during the nine-month period ended December 31, 2020. NECFS used to belong to the “Global” segment, but the Company has completed the sale of its all shares to NEC Capital Solutions Limited, which is an associate of the Company, on November 30, 2020. Thus, NECFS is no longer a subsidiary of the Company, and became a subsidiary of associate of the Company. Additionally, the Company completed the sale of 36.3% share of SINCERE on October 30, 2020, and SINCERE is no longer an associate of the Company.

7.	Equity

(1) Increase in equity due to issuance of new shares and disposal of treasury shares by way of third-party allotment

The board of directors of the Company passed a resolution as of June 25, 2020, to issue 12,376,600 new shares and dispose of 647,000 treasury shares (a total of 13,023,600 shares) at a price of 4,950 JPY per share, or 64,467 million JPY in total, to NTT Corporation by way of third-party allotment. The board of directors also passed a resolution as of the same date, to execute a capital and business alliance agreement with NTT Corporation, and executed the agreement on the same date. The payment for the shares has completed on July 10, 2020.

(2) Breakdown of other components of equity

A breakdown of other components of equity as of March 31 and December 31, 2020, is as follows:

	JPY (millions)
	March 31, 2020	December 31, 2020
Remeasurements of defined benefit plans	(35,326)	(37,448)
Exchange differences on translating foreign operations	(32,415)	(21,970)
Cash flow hedges	(609)	713
Equity instruments designated as measured at fair value through other comprehensive income	9,886	42,190

Total	(58,464)	(16,515)

8.	Dividends

(1) Dividends paid

Nine-month period ended December 31, 2019

Resolution	Board of directors on April 26, 2019
Type of shares	Ordinary shares
Total dividends JPY (millions)	10,393
Source of dividends	Retained earnings
Dividends per share (JPY)	40
Record date	March 31, 2019
Effective date	June 3, 2019

Resolution	Board of directors on October 29, 2019
Type of shares	Ordinary shares
Total dividends JPY (millions)	7,795
Source of dividends	Retained earnings
Dividends per share (JPY)	30
Record date	September 30, 2019
Effective date	December 2, 2019

Nine-month period ended December 31, 2020

Resolution	Board of directors on May 12, 2020
Type of shares	Ordinary shares
Total dividends JPY (millions)	10,393
Source of dividends	Retained earnings
Dividends per share (JPY)	40
Record date	March 31, 2020
Effective date	June 1, 2020

Resolution	Board of directors on October 29, 2020
Type of shares	Ordinary shares
Total dividends JPY (millions)	10,914
Source of dividends	Retained earnings
Dividends per share (JPY)	40
Record date	September 30, 2020
Effective date	December 1, 2020

9.	Revenue

Disaggregation of revenue

The NEC Group has five reportable segments: Public Solutions, Public Infrastructure, Enterprise, Network Services, and Global businesses.

The revenue disaggregated by type of good or service and the reconciliation of the disaggregated revenue with the five reportable segments for the nine-month period ended December 31, 2019 and 2020, are as follows:

Nine-month period ended December 31, 2019

	JPY (millions)
	Reportable segments						Others	Consolidated Total
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total
Contracts for hardware and packaged software deployments	121,726	200,075	105,977	95,967	123,004	646,749	139,991	786,740
Contracts for services to customers (including maintenance and outsourcing)	103,519	72,787	168,331	131,013	146,272	621,922	91,320	713,242
Contracts for system integrations and equipment constructions	90,732	192,325	134,772	95,745	96,964	610,538	65,094	675,632

Total	315,977	465,187	409,080	322,725	366,240	1,879,209	296,405	2,175,614

Nine-month period ended December 31, 2020
	JPY (millions)
	Reportable segments						Others	Consolidated Total
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total
Contracts for hardware and packaged software deployments	83,055	210,987	80,885	105,023	83,903	563,853	113,071	676,924
Contracts for services to customers (including maintenance and outsourcing)	103,036	80,465	163,185	152,520	126,448	625,654	89,539	715,193
Contracts for system integrations and equipment constructions	88,077	169,034	110,354	108,271	114,817	590,553	61,766	652,319

Total	274,168	460,486	354,424	365,814	325,168	1,780,060	264,376	2,044,436

The above disaggregated revenue information for the nine-month period ended December 31, 2020 has been restated to conform to the current segment composition reflecting a new performance management system and a new organization structure effective as of April 1, 2020.

10.	Finance Income and Finance Costs

Components of finance income and finance costs for the nine-month period ended December 31, 2019 and 2020, are as follows:

	JPY (millions)
	2019	2020
Finance income
Interest income	1,126	785
Dividend income	4,332	3,363
Gain on sales of associates	135	3,122
Foreign exchange gains, net	—	185
Other	730	322

Total	6,323	7,777

Finance costs
Interest expenses	7,206	6,170
Foreign exchange losses, net	1,487	—
Other	1,775	1,130

Total	10,468	7,300

Notes:

“Gain on sales of associates” in the nine-month period ended December 31, 2020 is mainly from the sale of shares of SINCERE.

Interest income arises from financial assets measured at amortized cost. Dividend income arises from equity instruments designated as measured at fair value through other comprehensive income. In addition, interest expenses arise from financial liabilities measured at amortized cost and lease liabilities.

11.	Earnings Per Share

The calculation of basic earnings per share (“EPS”) and diluted EPS has been based on the following net profit attributable to ordinary shareholders of the parent company for the nine-month period ended December 31, 2019 and 2020:

Nine-month period ended December 31, 2019 and 2020

	JPY (millions)
	2019	2020
Net profit attributable to owners of the parent	49,196	54,536
Net profit attributable to ordinary shareholders of the parent to calculate basic EPS	49,196	54,536
Net profit attributable to ordinary shareholders of the parent after adjustment for the effects of dilutive potential ordinary shares	49,196	54,536
Weighted-average number of ordinary shares to calculate basic EPS (in thousands of shares)	259,661	267,307

Weighted-average number of ordinary shares (diluted) (in thousands of shares)	259,661	267,307
Basic EPS (JPY)	189.46	204.02
Diluted EPS (JPY)	189.46	204.02

Net Profit attributable to ordinary shareholders of the parent after adjustment for the effects of dilutive potential ordinary shares includes the effect of share options issued by Japan Aviation Electronics Industry, Limited, a subsidiary of the Company.

The calculation of basic EPS and diluted EPS has been based on the following net profit attributable to ordinary shareholders of the parent company for the parent period ended December 31, 2019 and 2020:

Three-month period ended December 31, 2019 and 2020

	JPY (millions)
	2019	2020
Net profit attributable to owners of the parent	20,034	43,528
Net profit attributable to ordinary shareholders of the parent to calculate basic EPS	20,034	43,528
Net profit attributable to ordinary shareholders of the parent after adjustment for the effects of dilutive potential ordinary shares	20,034	43,528
Weighted-average number of ordinary shares to calculate basic EPS (in thousands of shares)	259,591	272,495

Weighted-average number of ordinary shares (diluted) (in thousands of shares)	259,591	272,495
Basic EPS (JPY)	77.18	159.74
Diluted EPS (JPY)	77.17	159.74

Net profit attributable to ordinary shareholders of the parent after adjustment for the effects of dilutive potential ordinary shares includes the effect of share options issued by Japan Aviation Electronics Industry, Limited, a subsidiary of the Company.

12.	Financial Instruments

Fair value measurement of financial instruments

The carrying amounts and fair values of financial assets and liabilities as of March 31 and December 31, 2020, are as follows:

	JPY (millions)
	March 31, 2020		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities measured at amortized cost:
Bonds	199,596	200,425	179,546	180,361
Long-term borrowings	220,219	220,879	312,955	313,564

The financial instruments whose fair value is determined to be close or equal to the carrying amount are excluded from the chart above. The financial instruments regularly measured at fair value, but equal to the carrying amount are also excluded from the chart above.

Basis of the fair value measurement for financial instruments

Cash and cash equivalents, trade and other receivables, trade and other payables, and accruals: The fair value is determined as equal or close to the carrying amount since they are to be settled in a short term.

The fair value of loans is measured by discounting estimated future cash flows to the present value based on an interest rate that takes into account the remaining period to the maturity date and credit risk.

Among equity instruments designated as measured at fair value through other comprehensive income, and equity instruments measured at fair value through profit or loss, the fair value of listed equity instruments is determined using a quoted market price at an exchange. The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method or other appropriate valuation methods. Price book-value ratio (PBR) of a comparable company is used as a significant unobservable input in the fair value measurement of the equity securities with no active market. The fair value increases (decreases) as the PBR of a comparable company rises (declines).

Among the fair values of derivative assets and liabilities, forward exchange contracts are determined using quoted forward exchange rates at the end of the fiscal year, while interest rate swaps are calculated as the present value of the estimated future cash flows based on the interest rate at the end of the reporting period.

The fair values of short-term borrowings and long-term borrowings (current portion) are determined as the carrying amount, as the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. The fair value of long-term borrowings (excluding the current portion) is calculated as the present value of the estimated future cash flows, based on the expected interest rate at which a similar new borrowing was made.

The fair value of bonds is determined based on the quoted market price in a non-active market.

Fair value hierarchy

Hierarchy and classification used for the fair value measurement for financial assets and liabilities measured at fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices classified into Level 1 that are observable for the financial asset or liability, either directly or indirectly

Level 3: Unobservable inputs that are not based on observable market data

The NEC Group recognizes transfers between levels of the fair value hierarchy when a triggering event of the change has occurred.

Financial assets classified into Level 3 mainly consist of unquoted equity instruments. The fair value of significant unquoted equity instruments is measured by using the comparable company valuation method or other appropriate valuation methods. For the financial assets classified into Level 3, changes of unobservable inputs to reasonably possible alternative assumptions are not expected to cause significant changes in the fair value of those financial assets. Further, fair value measurements of financial assets and liabilities classified into Level 3 are reviewed and approved by the responsible personnel based on relating internal regulations.

Financial assets and liabilities measured at fair value on a recurring basis by fair value category as of March 31 and December 31, 2020, are as follows:

	JPY (millions)
As of March 31, 2020	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss	—	1,578	10,531	12,109
Equity instruments designated as measured at fair value through other comprehensive income	94,273	—	72,952	167,225
Financial liabilities measured at fair value through profit or loss	—	1,058	—	1,058

	JPY (millions)
As of December 31, 2020	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss	—	2,139	10,367	12,506
Equity instruments designated as measured at fair value through other comprehensive income	139,662	—	74,430	214,092
Financial liabilities measured at fair value through profit or loss	—	482	—	482

There were no significant financial assets or liabilities that were transferred between levels during the nine-month period ended December 31, 2019 and 2020, and there were no significant changes in Level 3 assets measured at fair value on a recurring basis for the nine-month period ended December 31, 2019 and 2020.

13.	Business Combination

Nine-month period ended December 31, 2019

There was no significant business combination.

Nine-month period ended December 31, 2020

Business combination of a subsidiary

The Company has acquired all of the shares of WP/AV CH Holdings I B.V. (“WP/AV CH Holdings I”), which owns 100% share of Avaloq Group AG (“Avaloq Group”), a Swiss financial software company, from Avaloq Group’s shareholding association, and a shareholder of WP/AV CH Holdings I that is indirectly wholly owned by funds managed by Warburg Pincus LLC, and Avaloq Group became a consolidated subsidiary of the Company. Through this acquisition, the NEC Group expects to acquire the knowledge of software and domain in the digital finance field, to globally promote business participation in such field, and to strengthen businesses in the digital government field. A summary of this transaction is as follows:

(1) Summary of the business combination

(i)	Name of the acquired company and its type of business

Name:                        WP/AV CH Holdings I

Type of Business:      Software for financial institutions

(ii)	Main reason for the business combination

To expand businesses and improve profitability, mainly in the digital government and digital finance areas, by globally developing SaaS business models that utilize software and technologies from throughout the NEC Group including the acquired company, Avaloq Group.

(iii)	Date of the business combination: December 22, 2020

(iv)	Ratio of voting rights acquired on the acquisition date: 100.00%

(2) Consideration for the acquisition

JPY (millions)
As of December 31, 2020
Cash and cash equivalents	216,886

Total	216,886

(3) Acquisition-related costs

The Company incurred outsourcing service expenses and other expenses as the acquisition-related costs for the business combination of 826 million JPY related to the share acquisition. These costs were included in “Selling, general and administrative expenses” in the consolidated statement of profit or loss for the nine-month period ended December 31, 2020.

(4) Fair value of assets acquired and liabilities assumed at the acquisition date

JPY (millions)
As of December 31, 2020
Current Assets
Cash and cash equivalents	15,444
Trade and other receivables	13,504
Others	1,104
Non-current Assets
Property, plant and equipment, net	10,743
Intangible assets, net	10,861
Others	20,788

Total assets	72,444

JPY (millions)
As of December 31, 2020
Current Liabilities
Trade and other payables	2,871
Contract Liabilities	27,263
Others	13,414
Non-current Liabilities
Financial liabilities	47,712
Others	4,489

Total Liabilities	95,749

Equity	(23,305)

Some of the amounts above are provisional fair value calculated based on reasonable information available as of December 31, 2020, because the allocation of the acquisition costs has not been completed.

(5) Goodwill arising on acquisition

JPY (millions)
As of December 31, 2020
Consideration for the acquisition	216,886
Non-controlling interests	149
Fair value of identifiable net liabilities acquired by the NEC Group	23,305

Goodwill arising on acquisition	240,340

Non-controlling interests are measured by the percentage of interests owned by non-controlling shareholders to the fair value of identifiable net assets of the acquired company group. Goodwill mainly reflects excess earnings power and synergies with existing businesses. Entire goodwill is not expected to be deductible for tax purposes.

(6) Impact on the NEC Group’s performance

(i)

Revenue and net loss of the acquired company that was incurred after the acquisition date recorded in the consolidated statement of profit or loss for nine-month period ended December 31, 2020 were immaterial.

(ii)

Has the acquisition occurred as of the beginning of the nine-month period ended December 31, 2020, the NEC Group’s revenue and net profit in the consolidated statement of profit or loss for the nine-month period ended December 31, 2020 would have been 2,093,277 million JPY and 62,607 million JPY, respectively (information outside the scope of the auditor’s quarterly review).

14.	Subsequent Events

There are no significant subsequent events.